                                                            Exhibit 99.(a)(1)(N)


                                   ATTENTION:
                      MERCATOR SOFTWARE, INC. STOCKHOLDERS

We previously sent to you an Offer to Purchase and related materials, outlining Ascential Software Corporation's tender offer to purchase your shares of Mercator Software, Inc. common stock, par value $0.01 per share, for $3.00 per share, in cash without interest thereon through its wholly owned subsidiary, Greek Acquisition Corporation. As detailed in those materials, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THIS OFFER AND TENDER YOUR SHARES.

Because many people may be taking vacation at this time of year, WE WANT TO REMIND YOU THAT THE OFFER IS SCHEDULED TO EXPIRE ON 11:59 P.M., NEW YORK CITY TIME MONDAY, SEPTEMBER 8, 2003 AND THAT WHILE WE RESERVE THE RIGHT TO DO SO, WE ARE NOT OBLIGATED TO EXTEND THE OFFER OR TO PROVIDE A "SUBSEQUENT OFFERING PERIOD." If we do extend the Offer we will publicly announce the extension by issuing a press release to the Dow Jones News Service no later than 9:00 a.m. New York City time, on the next business day following the scheduled expiration date.

WE URGE YOU TO CONSIDER CAREFULLY THE SECTION ON PAGE (IV) OF THE OFFER ENTITLED "IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AND THE MERGER AFFECT MY SHARES?" The Offer to Purchase and related materials, including the Letter of Transmittal, contain important information and we urge you to read them carefully.

If you have any questions relating to the Offer or how to tender your shares, please call the Information Agent, Innisfree M&A Incorporated toll-free at 888-750-5834 (banks and brokers call collect at 212-750-5833).

We appreciate your prompt attention to this matter.

GREEK ACQUISITION CORPORATION, a wholly-owned subsidiary of ASCENTIAL SOFTWARE CORPORATION

August 21, 2003